UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

tronc, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89703P107
(CUSIP Number)

Philip M. Garthe HG Vora Capital Management, LLC 330 Madison Avenue, 23rd Floor New York, NY 10017 (212) 707-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Jeffrey R. Katz
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
(617) 951-7072

August 17, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
§§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89703P107

1.	NAME OF REPORTING PERSON HG Vora Special Opportunities Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	2(d) [ ] 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 3,625,000
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 3,625,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.955%
14.	TYPE OF REPORTING PERSON OO (Cayman Islands exempted company)

CUSIP No. 89703P107

1.	NAME OF REPORTING PERSON HG Vora Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	2(d) [ ] 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 3,625,000
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 3,625,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.955%
14.	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 89703P107

1.	NAME OF REPORTING PERSON Parag Vora
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	2(d) [ ] 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 3,625,000
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 3,625,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,625,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.955%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 89703P107

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of tronc, Inc., a Delaware corporation (formerly known as Tribune Publishing Company, the "Issuer").  The address of the principal executive offices of the Issuer is 435 North Michigan Avenue, Chicago, Illinois 60611.

Item 2.	Identity and Background.
(a)  This Schedule 13D is being filed by (i) HG Vora Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the "Fund"), with respect to the shares of Common Stock directly owned by it; (ii) HG Vora Capital Management, LLC, a Delaware limited liability company (the "Manager"), as investment manager of the Fund, with respect to the shares of Common Stock directly owned by the Fund; and (iii) Mr. Parag Vora ("Mr. Vora"), as managing member of the Manager, with respect to the shares of Common Stock directly owned by the Fund. The foregoing persons are hereinafter collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1.
All voting and dispositive decisions for the Fund have been delegated to the Manager. In such capacity, the Manager may be deemed to beneficially own the securities directly owned by the Fund. Mr. Vora is the managing member of the Manager. As such, Mr. Vora may be deemed to beneficially own the securities reported herein. Neither the Manager nor Mr. Vora directly own any shares of Common Stock. The Manager and Mr. Vora expressly disclaim beneficial ownership of the securities reported in this Schedule 13D except to their pecuniary interest therein.
(b)  The business office address of the Fund is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands, and the business office address of the Manager and Mr. Vora is 330 Madison Avenue, 23rd Floor, New York, NY 10017.
(c) The principal business of the Fund is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal business of the Manager is provide investment advisory services to the Fund. The principal occupation or employment of Mr. Vora is to serve as the managing member of the Manager.
(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).
(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Fund is organized under the laws of the Cayman Islands. The Manager is organized under the laws of the state of Delaware. Mr. Vora is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The 3,625,000 shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired in the open market with working capital set aside for the general purpose of investing.

CUSIP No. 89703P107

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes in the ordinary course of business and presently hold a 14.9% interest in the Issuer, comprising 9.9% of Common Stock and approximately 5.0% in derivative interests in the Issuer.

The Reporting Persons have engaged, and may continue to engage, in communications with the management and the board of directors of the Issuer concerning strategic alternatives, including a potential sale of the Issuer.

Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	Fund – 3,625,000 shares of Common Stock, which represents 9.955% of the Issuer's outstanding Common Stock.

2.	Manager – 3,625,000 shares of Common Stock, which represents 9.955% of the Issuer's outstanding Common Stock.

3.	Parag Vora – 3,625,000 shares of Common Stock, which represents 9.955% of the Issuer's outstanding Common Stock.
All percentages set forth in this Schedule 13D are based upon the Issuer's 36,413,585 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 5, 2016.

(c) There have been no transactions in the Common Stock that were effected by any of the Reporting Persons during the past sixty days.

(d) and (e). Not applicable.

CUSIP No. 89703P107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Fund has entered into cash-settled swap transactions that provide economic exposure comparable to a notional interest in 1,795,000 shares of Common Stock of the Issuer (representing economic exposure comparable to approximately 5.0% of the outstanding shares of Common Stock).  Under the terms of the swaps, (i) the Fund will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Fund any positive price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of such swaps.  All balances will be settled in cash.  The swaps do not provide the Reporting Persons with any direct or indirect voting or dispositive power over any shares held by the counterparty and do not require the counterparty thereto to acquire, hold, vote or dispose any shares of Common Stock of the Issuer.  Accordingly, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock that may be referenced in the swap contracts or other securities or financial instruments that may be held from time to time by the counterparty to such contracts.  Such swaps have reference prices ranging from $13.02 to $15.37 and mature in May 2017.

Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement

CUSIP No. 89703P107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2016

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Director
HG VORA CAPITAL MANAGEMENT, LLC
By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member
PARAG VORA

/s/ Parag Vora
Parag Vora

CUSIP No. 89703P107

Exhibit 1

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of tronc, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

August 26, 2016

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Director
HG VORA CAPITAL MANAGEMENT, LLC
By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member
PARAG VORA

/s/ Parag Vora
Parag Vora